1. Name and Address of Reporting Person
   Newman, R. D.
   55 East Camperdown Way
   Post Office Box 1028
   Greenville, SC 29602-1028
2. Issuer Name and Ticker or Trading Symbol
   Bowater Incorporated (BOW)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   1/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   ExecVP&COO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock <F1>                  01/28/2003 A             3680        A      $0.0000    4680             D
                                                                               <F1>
Common Stock                                                                              9468.89 <F2>     I           401 (k) Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $34.875                                              01/17/2006 Common                      9000     D
(right to buy)                                                                 Stock
Stock Option   $40.74   01/28/2003 A         30000       01/28/2004 01/28/2013 Common  30000    $0.0000    30000    D
(right to buy)                                           <F4>       <F3>       Stock
<F3>
Stock Option   $41.875                                              01/27/2007 Common                      10000    D
(right to buy)                                                                 Stock
Stock Option   $47.025                                              01/29/2012 Common                      20000    D
(right to buy)                                                                 Stock
Stock Option   $48                                                  01/25/2010 Common                      20000    D
(right to buy)                                                                 Stock
Stock Option   $48.9687                                             01/27/2008 Common                      10000    D
(right to buy)                                                                 Stock
Stock Option   $51.93                                               01/30/2011 Common                      20000    D
(right to buy)                                                                 Stock
Phantom Stock  $0 <F5>  01/01/2003 A         91.62        <F5>       <F5>      Common  91.62    $0.0000    1257.94  D
 Units <F5>                                                                    Stock
Stock          $39.78                                               02/22/2009 Common                      1000     D
Appreciation                                                                   Stock
Right
Stock          $41.0312                                             01/26/2009 Common                      20000    D
Appreciation                                                                   Stock
Right
Stock          $54.84                                               05/10/2010 Common                      27000    D
Appreciation                                                                   Stock
Right

Explanation of Responses:

<F1>
These shares of Restricted Stock were granted under the Company's 2002 Stock Option Plan. One half of the grant will vest one year from the grant date and the remaining half will vest one year later.
<F2>
Shares included in column 5 that represent an increase from the last report filed by the reporting person and are not otherwise accounted for by a transaction on this form were allocated under the Company's Salaried Employees Savings Plan as of the plan statement dated 12/31/2002. Additional securities may have accrued to the reporting person's account since that date. The account is subject to revisions in order to comply with requirements respecting nondiscrimination standards and limitations on contributions under the Internal Revenue code of 1986, as amended.
<F3>
These options were granted under the Company's 2002 Stock Option Plan. The Plan sets forth certain earlier expiration dates upon the option holder's termination of employment or cessation of Board service, as the case may be. In addition, the exercisability of outstanding options may be accelerated as approved by the committee administering the Plan, and will be accelerated upon the occurrence of certain specified "change in control" events, in which case the options will be automatically purchased by the Company at a defined acceleration price.
<F4>
One half of the options are exercisable on the noted date and the remaining half are exercisable one year later unless the exercisability is accelerated by the committee administering the Plan.
<F5>
These phantom stock units were allocated under the Company's Compensatory Benefit Plan (the "Plan") and will be settled (on a 1-for-1 basis) upon the reporting person's retirement, death, disability, or other termination of employment. Units included in column 9 that represent an increase from the last report filed by the reporting person and are not otherwise accounted for by a transaction on this form were allocated under the Plan as of January 1, 2003. Additional securities may have accrued to the reporting person's account since that date. The account is subject to revision in order to comply with requirements respecting nondiscrimination standards and limitations on contributions under the Internal Revenue Code of 1986, as amended.

SIGNATURE OF REPORTING PERSON
/s/ Harry F. Geair, attorney-in-fact for R. Donald Newman

DATE
01/30/2003